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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

September 21, 2015

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street N.E.

Washington, DC 20549

Re:  Ohio National Fund, Inc.

Dear Ms. Fettig

On September 2, 2015, officers of Ohio National Fund, Inc. (the “Registrant”) participated in a conference call with you and other members of the Disclosure Review Office to address disclosure items that the Disclosure Review Office wished to bring to our attention. Our responses to these disclosure items have been documented in writing below, as requested.

Series/Class Information

Comment 1.  The Series/Class Information for the Registrant includes four active series/classes related to four Portfolios of the Fund that were each merged into other existing series/classes of the Registrant on December 20, 2013. These four series/classes relate to the Registrant’s former U.S. Equity, Income Opportunity, Millennium, and Target Equity/Income Portfolios. These series/classes should be identified as being in “inactive” status.

Response.  The Registrant has updated the status of those four series/classes to “inactive”, status from “active” status via the edgarfiling.sec.gov website. The accession number for this change in status submission is 0000315754-15-000010.

Special Meeting

Comment 1.  The special meeting held on April 17, 2012, the purpose of which was to consider approval of issues requiring a vote of shareholders (contract-owners for a Variable Insurance Trust fund), was not presented in the Registrant’s Form N-SAR for the six-month period ended June 30, 2012. This meeting should have been presented in sub-item 77C “Submission of matters to a vote of security holders” of this filing, as required by Form N-SAR instructions.

Response.  This special proxy meeting was identified within the Registrant’s semi-annual Form N-CSRS filing for the six-month period ended June 30, 2012, and the results of the proxy voting tabulations were delineated within several pages of that filing. The Form N-SAR for the first six-month period of 2012, however, did not also include this information. Going forward, when there are matters submitted to a vote of the security holders, the Registrant will also include the required information related to such vote in sub-item 77C of Form N-SAR, as instructed.

Fund Performance

Comment 1.  Three series/classes of the Registrant were noted as not having the comparative performance of a broad-based security index presented within their “Change in Value of $10,000 Investment” graphs. These graphs were contained in the Registrant’s December 31, 2014 Form N-CSR. The series/classes noted relate to the Registrant’s three balanced strategy portfolios, which are the Balanced, Omni, and Risk Managed Balanced Portfolios. All three of these portfolios have blended equity and fixed income benchmarks.

Response.  We noted that broad-based security indices were presented for performance comparison in the Registrant’s annual prospectus, but were not presented in the Form N-CSR. Going forward, the chart for each series/class will also include a plot-point line for the broad-based equity index that is the equity index component of the respective blended benchmarks. The Balanced Portfolio will include the S&P Composite 1500 Index as the broad-based equity index, while the Omni and Risk Managed Balanced Portfolios will include the S&P 500 Index. The charts will be updated for inclusion in future semi-annual and annual Form N-CSRs.

Schedules of Investments (“Schedules”)

Comment 1.  Some of the Registrant’s short-term instruments do not have disclosure of yield information presented within the Schedules of Investments. Money market fund holdings, specifically, do not include yield information within the security description.

Response.  For quarterly Schedules, starting with the Form N-Q for September 30, 2015, the Schedules, where applicable, will include an effective yield, or a 7 day yield for money market funds, for all short-term instruments. Schedules within the Form N-CSR for the semi-annual and annual reports will also include this information.

Comment 2.  Variable rate securities include a Schedule footnote that details the interest rates in effect, as well as a source for the variable rate information. The Schedule footnote should also include such information as the spread to the source index, as well as any other specific terms such as rate floors.

Response.  The Registrant will present this information in its Schedules of Investments, where applicable, starting with Schedules presented in the September 30, 2015 Form N-Q. Where volume is not a concern, all significant terms will be provided for each individual instrument in a specific footnote to the Schedules. There are, however, some series/classes with a heavy volume of variable rate instruments. For these series/classes, we will seek to add more Schedule columns to disclose general terms such as rate source, spread, rate floor, and rate ceiling for all applicable instruments and further present any other significant terms, if any, in the Schedule footnotes.

Comment 3.  The “Top 10 Holdings” information, included with each series/class’s Management Discussion of Fund Performance within the December 31, 2014 Form N-CSR, is determined and presented on an issue-by-issue approach and may not report the top exposures when multiple bonds of an issuing entity are held by a series/class.

Response.  The Registrant’s disclosure is meant to report the top 10 holdings on an individual holding basis, not exposures on an aggregate company, sector, or industry level. As such, the current table clearly describes the holdings as “holdings” and not “exposures by issuer”. Based on our research, we do not find clear guidance regarding the expectation and purpose for the disclosure of top holdings or exposures. Also, many fixed income instruments are technically issued by multiple entities, while some have a sole entity as an issuer. Attempting to aggregate issues may, thus, lead to a somewhat misleading result when a particular company is the sole issuer for one bond, while only included as a participant of a multi-entity issuer in another. The Registrant is most comfortable with the current approach, which is simplistic, consistent, and transparent.

Comment 4.  The Schedules do not specifically disclose Payment in Kind (“PIK”) rates for the fixed income instruments that pay interest in kind (by delivering more par value of the bond), or have an option to pay interest with cash or additional par value.

Response.  The Registrant will present this information in its Schedules of Investments, where applicable, starting with Schedules presented in the September 30, 2015 Form N-Q. We will disclose the PIK rates and terms for each affected instrument within the Schedules, or in a table that will be included in the Schedule footnotes.

Statements of Assets and Liabilities

Comment 1.  Open payables to directors or trustees were not visible in the Statements of Assets and Liabilities within the December 31, 2014 Form N-CSR.

Response.  There were no open payables to the Registrant’s directors on December 31, 2014. Typically, the Registrant’s directors are paid each quarter within a few days following a scheduled quarterly meeting. As these meetings are not generally scheduled to be near a quarter end, a payable for directors fees would not usually be a necessary line item for the Statements of Assets and Liabilities presented within either of the semi-annual or annual Form N-CSR filings. In the future, if there were to be open payables to directors, they would be isolated as a separate line in the Statements of Assets and Liabilities for each affected series/class.

Form N-CSR certifications

Comment 1.  The explicit designations of Principal Executive Officer and Principal Financial Officer of the Registrant were not included under the signatures of those officers assigned to these roles.

Response:  Beginning with the N-CSRS for the semi-annual period ended June 30, 2015, these explicit designations have been included under the certification signatures of the Principal Executive Officer and Principal Financial Officer of the Registrant. These designations are specifically included in the Sarbanes-Oxley Sections 302 and 906 certifications. Going forward, all such certifications appearing in the Registrant’s Forms N-CSR, N-CSRS, and N-Q will specifically include the designations.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective or permit them to go effective on their own, the Commission is not foreclosed from taking any action with respect to the filings. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective or allowing them to go effective on their own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6971 or Todd_Brockman@ohionational.com should you have any questions, or wish to discuss these items further.

Sincerely,

/s/ R. Todd Brockman

R. Todd Brockman

Treasurer, Ohio National Fund, Inc.

Vice President, Ohio National Life Insurance Co.